UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.               )*

Ferrovial SE

(Name of Issuer)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N3168P101

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N3168P101	Schedule 13G	Page 2 of 7

1	NAME OF REPORTING PERSONS Rafael del Pino Calvo-Sotelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spanish
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 153,566,051
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 153,566,051
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,566,051
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. N3168P101	Schedule 13G	Page 3 of 7

1	NAME OF REPORTING PERSONS Rijn Capital SARL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 153,566,051
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 153,566,051
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,566,051
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.3%
12	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. N3168P101	Schedule 13G	Page 4 of 7

Item 1(a).	Name of Issuer

Ferrovial SE (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

Gustav Mahlerplein 61-63

Symphony Towers, 14th Floor

1082 MS Amsterdam

The Netherlands

Tel: +31 20798 37 02

Item 2(a).	Name of Persons Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Rafael del Pino Calvo-Sotelo

Rijn Capital SARL

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address for each of the Reporting Persons is:

Gustav Mahlerplein 61-63

Symphony Towers, 14th Floor

1082 MS Amsterdam

The Netherlands

Tel: +31 20798 37 02

Item 2(c).	Citizenship

Rafael del Pino Calvo-Sotelo is a citizen of Spain. Rijn Capital SARL is organized under the laws of Luxembourg

Item 2(d).	Title of Class of Securities

Ordinary shares, par value EUR 0.01 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number

N3168P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. N3168P101	Schedule 13G	Page 5 of 7

Item 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of September 30, 2024, based upon 719,577,539 Ordinary Shares outstanding as of September 30, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Rafael del Pino Calvo-Sotelo	153,566,051	21.3%	0	153,566,051	0	153,566,051
Rijn Capital SARL	153,566,051	21.3%	0	153,566,051	0	153,566,051

The Ordinary Shares are held of record by Rijn Capital SARL, of which Rafael del Pino Calvo-Sotelo is the majority shareholder. As a result, Rafael del Pino Calvo-Sotelo may be deemed to share beneficial ownership over the securities held of record by Rijn Capital SARL.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not applicable.

CUSIP No. N3168P101	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

/s/ Rafael del Pino Calvo-Sotelo
Rafael del Pino Calvo-Sotelo

Rijn Capital SARL

By:	/s/ Rafael del Pino Fernández-Fontecha
Name:	Rafael del Pino Fernández-Fontecha
Title:	Daily manager

CUSIP No. N3168P101	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.